

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t (914) 921-7754

June 5, 2024

By Express Mail

Mr. John V. Lovoi
Chairman of the Board
Dril-Quip, Inc.
2050 West Sam Houston Parkway S.
Suite 1100
Houston, TX 77042

Dear John:

GAMCO Asset Management Inc. ("GAMCO"), on behalf of our clients, and certain of its affiliates owns approximately 2,802,221 shares of Dril-Quip representing approximately 8.14% of Dril-Quip's common stock outstanding. We are writing to let you know that the Firm's Proxy Voting Committee ("PVC") intends to vote **against** the merger.

Amongst the issues the PVC considered were that the merger benefits Innovex more than it benefits Dril-Quip. The merger also allows Innovex to avoid the IPO process while providing offshore exposure to offset Innovex's flat to slower growth for onshore land.

Additionally, the merger dilutes the value of Dril-Quip's offshore business. The offshore business is in a multi-year recovery, while operator capital discipline limits US onshore growth. Furthermore, the merger does not provide the necessary scale in either the onshore or offshore business. Finally, Dril-Quip shareholders did not have the opportunity to benefit from the company's recent cost-saving initiatives and improved profitability.

While no special meeting date has been set GAMCO, on behalf of its clients, intends at this time to vote against the merger.

Sincerely,

/s/ Robert Leininger

Robert Leininger, CFA
Chairman of Proxy Voting Committee
GAMCO Asset Management Inc.